Exhibit 4.13

Dr. Moshe Eliash
Barrister-at-law, Advocate and Notary
2 Hasoreg St., POB 433
Telephone 651681, 6054281
Faximilia 6254282
Jerusalem 91003
Eliash7@bezeqint.net

Sunday, 25 June 2023

To: Sol-Gel
Golda Meir 7
Ness Ziona

Re: Extension of the lease periods

The owners of the property agree to extend all the lease periods in accordance with all the lease agreements, so that the aforementioned lease periods end on December 31, 2025 (the “Additional Extension Period”).

The terms of the lease agreements will apply to the Additional Extension Period with necessary modifications. In addition to the above, the landlords are prepared to offer you the option to extend the lease periods in accordance with all the lease agreements by an additional two years beyond the Additional  Extension Period (the “Additional Option Period”), on the condition that you provide written notice to the landlords six months prior to the end of the Additional Extension Period, expressing your intention to exercise this option. In case you choose to exercise this option, the terms of the existing lease agreements, with necessary amendments, shall apply to the extended periods.

If you agree to extend the lease period as stated above, please confirm your approval on a copy of this letter and return to me.

Respectfully,

/s/ Moshe Eliash
Dr. Moshe Eliash, Adv.

We agree and confirm.

/s/ Gilad Mamlok
Gilad Mamlok, CFO
Sol-Gel Technologies Ltd.